UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: August 12, 2009	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Second Quarter 2009 Results

New York, August 12, 2009 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2009.

Highlights for Second Quarter 2009

•	Total revenues decreased by 57.2% year-to-year and 37.3% quarter-on-quarter to RMB170.9 million (US$25.0 million).

•

Cost of revenues increased 11.6% year-to-year and 6.9% quarter-on-quarter to RMB261.8 million (US$38.3 million), including a provision of RMB79.4 million (US$11.6) million for consumption tax pending a determination by tax authorities. The provision for consumption tax alone made the cost of revenues increase by 33.9% year-to-year and increase by 32.4% quarter-on-quarter. Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 22.3% year-to-year and decrease by 25.5% quarter-on-quarter principally as a result of decrease in production and sales volume during the period.

•

Gross loss amounted to RMB90.9 million (US$13.3 million), compared to a gross profit RMB164.9 million for the second quarter of 2008 and a gross profit of RMB27.7 million for the first quarter of 2009.

•	Loss from operations totaled RMB113.5 million (US$16.6 million), compared to income of RMB132.6 million for the second quarter of 2008 and income of RMB1.7 million for the first quarter of 2009.

•	Net loss amounted to RMB111.9 million (US$16.4 million), compared to net income of RMB120.8 million for the second quarter of 2008 and net loss of RMB2.3 million for the first quarter of 2009.

•

Net loss excluding share-based compensation expenses (non-GAAP) totaled RMB104.3 million (US$15.3 million), compared to net income of RMB132.9 million for the second quarter of 2008 and net income of RMB8.0 million for the first quarter of 2009. (Note 1)

•	Sales volume of biodiesel decreased by 33.1% year-to-year and 36.6% quarter-on-quarter to 40,100 tons.

•	Average selling price of biodiesel decreased by 33.3% year-to-year and 1.1% quarter-on-quarter to RMB3,960 (US$579.8) per ton.

•	Annual biodiesel production capacity increased by 50,000 tons (or approximately 15 million gallons) year-to-year to 340,000 tons.

•	Cash balance amounted to RMB685.1 million (US$100.3 million) with no bank borrowings as of June 30, 2009.

		Three Months Ended
(in US$ thousands, except per share data)		June 30, 2008	March 31, 2009	June 30, 2009
		(Note 2)	(Note 2)	(Note 2)
Revenues		58,502	39,932	25,028
Gross profit (loss)		24,140	4,061	(13,306)
Income (loss) from operations		19,418	248	(16,615)
Net income (loss)		17,687	(339)	(16,389)

Net income (loss) per ordinary share - Diluted		0.105	(0.002)	(0.098)
Net income (loss) per ADS - Diluted		0.210	(0.004)	(0.196)
Non-GAAP net income (loss) per ADS – Diluted (Note 1)		0.232	0.014	(0.183)

Gross profit (loss) margin (Note 3)		41.3%	10.2%	(53.2)%
Operating profit (loss) margin (Note 3)		33.2%	0.6%	(66.4)%
Net income (loss) margin (Note 3)		30.2%	(0.9)%	(65.5)%
Non-GAAP net income (loss) margin (Note 1)		33.3%	2.9%	(61.0)%

Sales volume of biodiesel (Note 4)	tons	59,921	63,290	40,100
Average selling price of biodiesel (Note 4)	RMB/ton	5,933	4,003	3,960
Sales volume of biodiesel by-products	tons	6,100	5,888	4,905
Average selling price of biodiesel by-products	RMB/ton	7,224	3,289	2,476

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.8302 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross profit (loss) margin, operating profit (loss) margin and net income (loss) margin represent gross profit (loss), operating profit (loss) and net income (loss), respectively, divided by revenues.

Note 4: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“The second quarter was a difficult one for Gushan, with increasing pressure on margins as well as reduced production and sales volume, largely associated with uncertainty over the consumption tax issue.” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “Nevertheless, despite the current uncertainties and challenges, we believe the long-term outlook for China’s biodiesel market remains positive. We believe that as the economy recovers, energy demand will continue to grow and alternative energy sources, such as biodiesel, will play an increasingly important role in meeting China’s future energy needs. With its financial strength and market leadership, we believe Gushan is well positioned to ride out the current downturn and benefit from any market rebound and future growth opportunities.”

Financial Results for the Second Quarter of 2009

Revenues

The Company’s revenues amounted to RMB170.9 million (US$25.0 million) for the second quarter of 2009, representing a decrease of 57.2% from RMB399.6 million for the second quarter of 2008 and a decrease of 37.3% from RMB272.7 million for the first quarter of 2009. The decreases in revenues on both a year-to-year basis and a sequential quarterly basis were mainly due to a decrease in average selling prices and a decrease in the sales volume of both biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 40,100 tons for the second quarter of 2009, representing a decrease of 33.1% from 59,921 tons for the second quarter of 2008 and a decrease of 36.6% from 63,290 tons for the first quarter of 2009.

The average selling price of biodiesel was RMB3,960 (US$579.8) per ton for the second quarter of 2009, representing a decrease of 33.3% from RMB5,933 per ton for the second quarter of 2008 and a decrease of 1.1% from RMB4,003 per ton for the first quarter of 2009.

The sales volume of biodiesel by-products amounted to 4,905 tons for the second quarter of 2009, representing a decrease of 19.6% from 6,100 tons for the second quarter of 2008, and a decrease of 16.7% from 5,888 tons for the first quarter of 2009.

The average selling price of biodiesel by-products was RMB2,476 (US$362.5) per ton for the second quarter of 2009, representing a decrease of 65.7% from RMB7,224 per ton for the second quarter of 2008 and a decrease of 24.7% from RMB3,289 per ton for the first quarter of 2009.

The year-to-year and sequential quarterly decrease in the sales volume of biodiesel and biodiesel by-products was mainly due to the temporary suspension of operations in the Company’s plants in the second quarter of 2009. The Fujian plant suspended its production in April 19, 2009 due to road maintenance that resulted in restricted access to the Fujian plant by the Company’s suppliers and customers. Additionally, as previously announced, Gushan’s management decided to extend the suspension of operations at Fujian Gushan in order to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, Fujian Gushan has not resumed production. From the second half of June 2009, the Shanghai plant suspended its production as a result of the installation of its additional facilities, which were added in connection with its recent capacity expansion and the integration with the existing facilities. Shanghai Gushan is expected to resume production at its existing facilities in mid August 2009.

The decrease in the average selling price of biodiesel was attributed to a decline in the market price of diesel in China which commenced in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and to the rapid contraction of China’s industrial production amid the global financial crisis. The average selling prices of all biodiesel by-products decreased on both a year-to-year basis and a sequential quarterly basis as a result of a rapid decline in market prices of raw materials in the chemical industry caused by China’s slowing economy during the period.

Cost of Revenues

Cost of revenues for the second quarter of 2009 totaled RMB261.8 million (US$38.3 million), representing an increase of 11.6% from RMB234.7 million for the second quarter of 2008 and an increase of 6.9% from RMB245.0 million for the first quarter of 2009.

Cost of revenue for the second quarter of 2009 included a provision for consumption tax of RMB79.4 million (US$11.6 million) which principally accounted for the increase in cost of revenue on both a year-to-year and sequential quarterly basis. The provision for consumption tax was made on a basis of RMB0.8 per liter of 99.2 million liters of biodiesel products sold as a refined oil product by the Company for the six months ended June 30, 2009. The Company sold 64.6 million liters and 34.6 million liters of biodiesel as a refined oil product in the first and second quarter of 2009 respectively. As previously disclosed, in April 2009, the State Administration of Taxation of Fujian Province (“Fujian SAT”) and Fujian Municipal Finance Bureau have jointly issued a written proposal to the State Administration of Taxation of the PRC (“PRC SAT”), requesting for a specific exclusion of biodiesel products, that do not contain diesel content, from paying consumption tax. As of the date of this announcement, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel products during the first and second quarters of 2009, the Company made a provision for the tax. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Factors other than the provision for consumption tax accounted for a decrease in cost of revenue by 22.3% from RMB234.7 million for the second quarter of 2008 and a decrease by 25.5% from RMB245.0 million for the first quarter of 2009. This decrease on both a year-to-year and sequential quarterly basis was primarily attributable to decreases in the Company’s production volume. The decrease was partially offset by an increase in the overall average unit costs for vegetable oil offal and used cooking oil, which increased by 6.4% from RMB2,390 per ton for the second quarter of 2008 and by 4.7% from RMB2,430per ton for the first quarter of 2009 to RMB2,543 (US$372.3) per ton in the second quarter of 2009.

Gross Profit (loss)

The Company’s gross loss for the second quarter of 2009 totaled RMB90.9 million (US$13.3 million), compared to a gross profit of RMB164.9 million for the second quarter of 2008 and a gross profit of RMB27.7 million for the first quarter of 2009. The Company’s gross loss margin was 53.2%, including 46.5% attributable to the provision for consumption tax, for the second quarter of 2009 as compared to a gross profit margin of 41.3% for the second quarter of 2008 and 10.2% for the first quarter of 2009. The decrease in gross profit margin was mainly due to the provision for consumption tax, a decrease in the average selling price of our biodiesel and biodiesel by-products, a decrease in the production and sales volume of our outputs and the general increase in our average unit costs of raw materials. On a year-to-year basis, the average unit costs of the Company’s raw materials increased by 6.4% while the average selling prices of its biodiesel and biodiesel by-products decreased by 33.3% and 65.7%, respectively. On a sequential quarterly basis, the average unit costs of the Company’s raw materials increased by 4.7% while the average selling prices of its biodiesel and biodiesel by-products decreased by 1.1% and 24.7%, respectively. Both trends accounted for the Company’s gross loss for the second quarter of 2009.

Research and Development Expenses

Research and development expenses totaled RMB2.7 million (US$0.4 million) in the second quarter of 2009, compared to RMB0.4 million for the second quarter of 2008 and RMB0.4 million for the first quarter of 2009. The increase in both year-to-year and sequential quarterly basis was due to the increase in materials used in various research and development products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the second quarter of 2009 totaled RMB19.9 million (US$2.9 million), representing a decrease from RMB31.9 million for the second quarter of 2008 and a decrease from RMB25.6 million for the first quarter of 2009. The decrease both on a year-to-year and sequential quarterly basis was mainly due to decreases in share-based compensation and professional fees and staff costs. Share-based compensation for the second quarter of 2009 amounted to RMB7.6 million (US$1.1 million), representing a decrease from RMB11.5 million for the second quarter of 2008 and a decrease from RMB9.4 million for the first quarter of 2009, as a result of the fact that that amounts of share-based compensation recognized are reducing over the vesting period. Professional fees totaled RMB2.3 million (US$0.3 million), representing a decrease from RMB7.0 million in the second quarter of 2008 and a decrease from RMB4.9 million in the first quarter of 2009. The year-to-year decrease was largely due to the fees incurred for the proposed follow-on ADS offering which was subsequently terminated in the second quarter of 2008 and the sequential quarterly decrease was due to fees incurred in the first quarter of 2009 in connection to the annual audit and compliance for the fiscal year of 2008.

Other Income (Expense)

Interest income for the quarter amounted to RMB0.7 million (US$0.1 million), representing a decrease from RMB9.5 million for the second quarter of 2008 and a decrease from RMB1.0 million from the first quarter of 2009. The decreases on both a year-to-year basis and a sequential quarterly basis were mainly due to decrease in interest rates for cash deposited in commercial banks and a decrease in the Company’s cash balance. The Company incurred a foreign exchange loss of RMB87,000 (US$13,000) for the second quarter of 2009, compared to a foreign exchange gain of RMB4.6 million for the second quarter of 2008 and a foreign exchange gain of RMB58,000 for the first quarter of 2009. In the second quarter of 2008, the Company donated RMB2.0 million to the municipal government of Mianyang for relief efforts following the May 12 earthquake, as a result of which we incurred other expense (net) of RMB1.6 million.

Income Tax Benefit (Expense)

Income tax benefit (expense) principally comprised Enterprise Income Tax (“EIT”) and a provision for dividend withholding tax during the current and comparative periods.

EIT for the second quarter of 2009 amounted to RMB0.4 million (US$0.1 million), representing a decrease of 97.6% from RMB16.8 million for the second quarter of 2008 and a decrease of 90.1% from RMB4.1 million for the first quarter of 2009. The decrease in EIT on both a year-to-year and a sequential quarterly basis was mainly due to the decreases in earnings before income tax contributed by Fujian Gushan, Sichuan Gushan and Handan Gushan. Beijing Gushan and Shanghai Gushan are exempted from EIT for the year ended December 31, 2008 and the year ending December 31, 2009.

In addition, the new enterprise income tax law (“New EIT Law”) which came into effect from January 1, 2008 also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside the PRC beginning on January 1, 2008. Since the Company’s PRC subsidiaries are invested by immediate foreign holding companies, the Group is subject to withholding tax on dividends paid for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, Hong Kong tax residents which hold 25% or more of the equity interest in a PRC enterprise are entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. The Company has written back the provision by RMB1.7 million (US$0.3 million) for the second quarter of 2009 but made a provision of RMB7.6 million for the second quarter of 2008 and RMB1.0 million for the first quarter of 2009 in respect of withholding tax which included, among others, the dividend withholding tax. The provision written back in this quarter was mainly due to the combined net loss after income tax benefit (expense) contributed by the operating subsidiaries in the PRC.

Net Income (loss)

The Company’s net loss amounted to RMB111.9 million (US$16.4 million) for the second quarter of 2009, compared to net income of RMB120.8 million for the second quarter of 2008 and net loss of RMB2.3 million for the first quarter of 2009.

Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB104.3 million (US$15.3 million) for the second quarter of 2009, compared to net income of RMB132.9 million for the second quarter of 2008 and net income of RMB8.0 million for the first quarter of 2009.

Financial Condition

As of June 30, 2009, the Company had working capital of RMB549.0 million (US$80.4 million), reflecting total current assets of RMB765.4 million (US$112.1 million) and total current liabilities of RMB216.4 million (US$31.7 million). Of the total current assets, the Company had RMB685.1 million (US$100.3 million) in cash, represented by RMB255.7 million, HK$34.9 million and US$1.3 million deposited in licensed commercial banks in the PRC and HK$3.1 million and US$56.6 million deposited in licensed commercial banks in Hong Kong. Up to the date of this announcement, the Company does not have any positions or commitments in respect of structured financial products.

During the second quarter of 2009, the Company paid a dividend of RMB26.7 million (US$3.9 million) for the 2008 fiscal year.

Recent Events

Road maintenance and suspension of Fujian plant

Between April 2009 and July 31, 2009, the Fuzhou municipal government performed road maintenance near the Fujian plant which resulted in restricted access to the Fujian plant by the Company’s suppliers and customers. As a result, the Company suspended operations at the Fujian plant commencing April 19, 2009.

Consumption Tax Law

As previously announced, Gushan’s management decided to extend the suspension of operations at the Fujian plant in order to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, we have not received clarification from the PRC SAT on the consumption tax issue and Fujian Gushan has not resumed production.

Gushan plans to recommence operations at Fujian Gushan (i) upon clarification from the PRC SAT that its biodiesel products are exempt from paying such consumption tax or (ii) if market prices for biodiesel increase sufficiently to allow Gushan to sustain positive cash flows while paying such consumption tax.

In July 2009, Sichuan Gushan received a notice from the State Administration of Taxation of the San Tai County, Sichuan Province (the “San Tai local SAT”) requesting that it submit tax returns accounting for consumption tax on all of Sichuan Gushan’s biodiesel sales at a rate of RMB0.8 per liter. Sichuan Gushan is currently in discussions with San Tai SAT in respect of this issue. If Sichuan Gushan is eventually required to pay consumption tax by San Tai SAT, Gushan may also suspend production at Sichuan Gushan.

As of the date of this announcement, Gushan’s other plants have not received similar consumption tax assessments on sales of biodiesel, however, no assurance can be given that Gushan will not receive such assessments for its other plants. Furthermore, due to ambiguity surrounding the application of consumption tax on biodiesel, there can be no assurance that the PRC SAT will determine that Gushan’s biodiesel sales are exempt from the new PRC regulations on consumption tax rates to be levied on diesel products, which took effect on January 1, 2009. Based on the Company’s internal estimates, the Company sold approximately 99.2 million liters of biodiesel as a refined oil product during the six months ended June 30, 2009. If Gushan is subject to consumption tax on its biodiesel sales as from January 1, 2009, it would be required to pay approximately consumption tax RMB79.4 million (US$11.6 million) for the six months ended June 30, 2009 and will continue to pay this tax for sales going forward. In such circumstances, Gushan may be unable to continue production until such time as market prices for biodiesel increase sufficiently to allow Gushan to achieve positive cash flows while paying such consumption tax. As a result, Gushan’s business would be materially and adversely affected. Although the Company did not pay consumption tax for its sales of biodiesel products during the first and second quarters of 2009, the Company made a provision for the tax. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Expansion and suspension of the Shanghai plant

From the second half of June 2009, the Shanghai plant suspended production as a result of the installation of additional facilities, which were added in connection with its recent capacity expansion and integration with the existing facilities. The additional facilities will add 50,000 tons to the Company’s annual biodiesel production capacity. Shanghai Gushan is expected to resume production of its existing facilities in mid August 2009.

Beijing Gushan has obtained Comprehensive Utilization of Resources Verification Certificate

In June, 2009, Beijing Gushan obtained a Comprehensive Utilization of Resources Verification Certificate (“Certificate”) and is currently in the process of applying for a Value-added Tax (“VAT”) refund and reduction in taxable income. An enterprise must obtain this Certificate before it may apply for (i) a VAT refund applicable to enterprises that produce biodiesel by making use of wasted animal oil or plant oil to the extent of not less than 70% as their raw materials, and (ii) a 10% reduction in taxable income for enterprises that make use of wasted biomass oil or wasted lubricant as 100% of their raw materials. As of the date of this announcement, Shanghai Gushan and Beijing Gushan have obtained this Certificate and each of Fujian Gushan, Sichuan Gushan and Handan Gushan has applied for, but not yet obtained, this Certificate.

Business Outlook for Fiscal Year 2009

The second quarter was a difficult one for Gushan, with increasing pressure on margins, as well as reduced production and sales volume, largely associated with uncertainty over the consumption tax issue.

Although biodiesel selling prices have stabilized since the end of the first quarter, the Company was not able to raise prices significantly despite the recovery of world oil prices and the resulting increases in the Chinese Government’s Guidance Prices during the quarter, due to the fact that the demand for diesel remained weak during the period. In addition, the Company’s raw material costs started to trend upwards during the quarter as suppliers began to demand higher margins. As a result, the Company’s gross margins have deteriorated. Going forward, so long as the Chinese economy and world oil prices continue to recover, the Company expects its biodiesel selling prices to increase, but the extent of such increase will continue to be dependent on the demand and supply of diesel in China. In terms of costs, Gushan is continuing its efforts in negotiating lower raw material costs with its suppliers. The Company is also actively looking to source more alternative feedstocks such as jatropha and castor bean oils. Such efforts include cooperating with suppliers to process these oils and at the same time securing fixed price supply contracts.

Due to the suspension of production at Fujian Gushan beginning April 19, 2009, the Company’s production and sales volume of biodiesel have significantly decreased. As a result, Gushan’s revenues and profitability have been adversely affected. Given current biodiesel prices and margins, production at Fujian Gushan is expected to remain suspended pending the clarification of the consumption tax issue by the PRC SAT. If Sichuan Gushan is eventually required to pay consumption tax, Gushan may also suspend production at Sichuan Gushan. To date, none of the Company’s other production plants have received consumption tax assessments, however no assurance can be given that Gushan will not receive such assessments for its other plants. If at any time such request is received, Gushan will evaluate the appropriateness of a suspension of production at additional plants on a case-by-case basis. In the meantime, the Company is seeking to expand alternative sales channels, including sales to the chemical industry, which are not subject to consumption tax. In addition, Gushan is stepping up its research efforts to develop new products for the chemical industry in order to mitigate the potential adverse impact from the consumption tax issue. However, no assurance can be given that these efforts will be successful.

As a result of the above, the Company expects that the second half of 2009 will continue to be challenging for Gushan’s business operations.

Despite such a challenging market environment, Gushan’s production expansion plans as set out in the previous quarter’s earnings release remain intact as the Company continues to believe in the long-term prospects of its business and also has the financial strength to pursue such plans. Construction of the new production plants in Chongqing and Hunan is complete. These two plants, both of which have annual biodiesel capacities of 30,000 tons, are ready to commence production as and when the consumption tax issue is clarified with the respective local tax bureaus. The 50,000 tons expansion of the Shanghai plant is expected to be completed in the third quarter this year. The new plant in Sichuan, with an annual biodiesel production capacity of 50,000 tons and which is dedicated to use inedible oil, such as jatropha oil, as its raw materials, remains on target to commence production in the first half of 2010. As a result, Gushan targets to achieve a total annual biodiesel production capacity of 450,000 tons, or approximately 135 million gallons, by the end of 2009 and 500,000 tons, or approximately 150 million gallons, by the end of the first half of 2010. Given the still uncertain market environment, however, Gushan will continue to closely monitor its market situation and will make changes to its expansion plans as necessary.

Interim Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2008 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of June 30, 2009, which was RMB6.8302 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its second quarter 2009 earnings conference call at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong Time) on August 12, 2009.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1. 866.578.5801

US Toll Number: (for international callers)	1. 617 213 8058

Hong Kong Toll Number	852.3002.1672

Hong Kong Toll Free Number	800.96.3844

China Toll Free Number	10.800.130.0399

UK Toll Free Number	00.800.280.02002

UK Toll Number (for international callers)	44.207.365.8426

Passcode:	44622594

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 10:30 a.m. Hong Kong Time) until August 19, 2009 and may be accessed by phone at the following numbers.

US Toll Free Number:	1.888.286.8010

US Toll Number: (for international callers)	1.617.801.6888

Passcode:	46749543

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 340,000 tons.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation, basic and diluted net income per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned ”Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation, and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	June 30, 2008	March 31, 2009	June 30, 2009
	RMB	RMB	RMB	USD
Revenue	399,579	272,741	170,946	25,028
Cost of revenues	(234,695)	(245,001)	(261,828)	(38,334)

Gross profit (loss)	164,884	27,740	(90,882)	(13,306)

Operating expenses
Research and development	(365)	(442)	(2,657)	(389)
Selling, general and administrative	(31,891)	(25,607)	(19,945)	(2,920)

Total operating expenses	(32,256)	(26,049)	(22,602)	(3,309)

Income (loss) from operations	132,628	1,691	(113,484)	(16,615)

Other income (expense):
Interest income	9,538	1,034	666	98
Foreign currency exchange gains (losses)	4,577	58	(87)	(13)
Other income (expenses), net	(1,574)	(17)	(320)	(47)

Earnings (loss) before income tax	145,169	2,766	(113,225)	(16,577)
Income tax benefit (expense)	(24,361)	(5,083)	1,286	188

Net income (loss)	120,808	(2,317)	(111,939)	(16,389)

Net income (loss) per ordinary share
- Basic	0.724	(0.014)	(0.671)	(0.098)
- Diluted	0.721	(0.014)	(0.671)	(0.098)
Net income (loss) per ADS
- Basic	1.448	(0.028)	(1.342)	(0.196)
- Diluted	1.442	(0.028)	(1.342)	(0.196)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	166,831,943	166,831,943
- Diluted	167,653,873	166,831,943	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	83,415,972	83,415,972	83,415,972	83,415,972
- Diluted	83,826,936	83,415,972	83,415,972	83,415,972
Share-based compensation expenses included in:-
Cost of revenues	547	718	(129)	(19)
Research and development expenses	44	168	192	28
Selling, general and administrative expenses	11,540	9,384	7,550	1,106

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2008	June 30, 2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash	963,228	685,146	100,311
Accounts receivable	12,926	4,871	713
Inventories	59,246	40,449	5,922
Prepaid expenses and other current assets	10,227	19,160	2,805
Income tax receivable	13,501	15,044	2,203
Deferred tax assets	1,206	727	106

Total current assets	1,060,334	765,397	112,060

Property, plant and equipment, net	1,451,533	1,654,186	242,187
Land use rights	84,101	88,209	12,915
Deferred tax assets	4,568	304	45
Other assets	3,500	3,206	469

Total assets	2,604,036	2,511,302	367,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,345	2,500	366
Accounts payable for property, plant and equipment	105,842	94,185	13,789
Accrued expenses and other payables	61,969	38,458	5,630
Provision for consumption tax	—	79,400	11,625
Income tax payable	14,108	1,805	264

Total current liabilities	185,264	216,348	31,674

Deferred tax liabilities	21,951	21,945	3,213
Income tax payable	5,500	6,070	889
Other non-current liabilities	13,551	12,416	1,818

Total liabilities	226,266	256,779	37,594

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,475,669	1,493,552	218,669
Accumulated other comprehensive loss	(47,359)	(47,540)	(6,960)
Retained earnings	949,459	808,510	118,373

Total shareholders’ equity	2,377,770	2,254,523	330,082

Total liabilities and shareholders’ equity	2,604,036	2,511,302	367,676

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	June 30, 2008	March 31, 2009	June 30, 2009
	RMB	RMB	RMB	US$
Cash flows from operating activities

Net income (loss)	120,808	(2,317)	(111,939)	(16,389)
Adjustments to reconcile net income to net cash provided by operating activities:

Share-based compensation	12,131	10,270	7,613	1,115

Depreciation	16,754	23,966	25,154	3,683

Land use rights expense	384	350	383	56

Loss on disposal of property, plant and equipment	51	44	—	—

Foreign currency exchange loss (gain), net	(4,577)	(58)	87	13

Deferred tax expense	—	1,004	(1,687)	(247)

Change in assets and liabilities

Accounts receivable	7,857	3,532	4,523	662

Inventories	(14,423)	5,717	13,080	1,915

Prepaid expenses and other current assets	2,487	(3,400)	(5,433)	(795)

Income tax receivable	—	(6,236)	4,693	687

Accounts payable	(1,012)	2,744	(3,589)	(525)

Accrued expenses and other payables	(1,688)	(7,641)	(10,923)	(1,599)

Income tax payable	7,487	(3,933)	(2,380)	(349)

Provision for consumption tax	—	—	79,400	11,625

Other non-current liabilities	17,856	(564)	(565)	(83)

Other assets	144	146	145	21

Net cash provided by (used in) operating activities	164,259	23,624	(1,438)	(210)

Cash flows from investing activities

Purchase of property, plant and equipment	(131,891)	(149,365)	(114,140)	(16,711)
Proceeds from disposal of property, plant and equipment	(1)	30	—	—

Payments for land use rights	—	(248)	(9,636)	(1,411)

Net cash used in investing activities	(131,892)	(149,583)	(123,776)	(18,122)

Cash flows from financing activities

Payments of dividends	(68,401)	—	(26,693)	(3,908)
Payments for expenses related to Initial Public Offering	(6,830)	—	—	—

Net cash used in financing activities	(75,231)	—	(26,693)	(3,908)

Effect of foreign exchange rate changes on cash	(12,534)	122	(338)	(50)

Decrease in cash	(55,398)	(125,837)	(152,245)	(22,290)

Cash at beginning of period	1,207,952	963,228	837,391	122,601

Cash at end of period	1,152,554	837,391	685,146	100,311

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	June 30, 2008	March 31, 2009	June 30, 2009
	RMB	RMB	RMB	USD

GAAP net income (loss)	120,808	(2,317)	(111,939)	(16,389)

Share-based compensation	12,131	10,270	7,613	1,115

Non-GAAP net income (loss)	132,939	7,953	(104,326)	(15,274)

GAAP net income (loss) per ADS - Basic	1.448	(0.028)	(1.342)	(0.196)

Share-based compensation per ADS - Basic	0.146	0.123	0.091	0.013

Non-GAAP net income (loss) per ADS - Basic	1.594	0.095	(1.251)	(0.183)

GAAP net income (loss) per ADS - Diluted	1.442	(0.028)	(1.342)	(0.196)

Share-based compensation per ADS - Diluted	0.144	0.123	0.091	0.013

Non-GAAP net income (loss) per ADS - Diluted	1.586	0.095	(1.251)	(0.183)